Exhibit 99.9

Disclosure of Transactions in Own Shares

Paris, May 22, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 15 to May 19, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
15/05/2023	364,030	55.793571	20,310,533.66	XPAR
15/05/2023	189,919	55.781770	10,594,017.90	CEUX
15/05/2023	40,428	55.787920	2,255,394.04	TQEX
15/05/2023	32,980	55.791373	1,839,999.48	AQEU
16/05/2023	361,744	55.503058	20,077,898.13	XPAR
16/05/2023	109,647	55.483399	6,083,588.21	CEUX
16/05/2023	40,724	55.510536	2,260,611.06	TQEX
16/05/2023	28,441	55.479254	1,577,885.47	AQEU
17/05/2023	363,296	55.157229	20,038,400.52	XPAR
17/05/2023	197,088	55.163784	10,872,119.83	CEUX
17/05/2023	43,843	55.162793	2,418,502.33	TQEX
17/05/2023	30,284	55.176490	1,670,964.81	AQEU
18/05/2023	306,201	55.934515	17,127,204.40	XPAR
18/05/2023	144,923	55.942411	8,107,342.00	CEUX
18/05/2023	28,060	55.926045	1,569,284.83	TQEX
18/05/2023	21,385	55.932669	1,196,120.13	AQEU
19/05/2023	313,261	56.291755	17,634,011.40	XPAR
19/05/2023	135,008	56.306155	7,601,781.36	CEUX
19/05/2023	29,733	56.312889	1,674,351.14	TQEX
19/05/2023	19,353	56.311687	1,089,800.08	AQEU
Total	2,800,348	55.707295	155,999,810.78

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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